Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE dated as of November 11, 2005, between ACIH, INC., a Delaware corporation (the “Company”), and U.S. BANK NATIONAL ASSOCIATION, as trustee (the “Trustee”), to the Indenture, dated as of December 28, 2004 and amended as of August 11, 2005 (the “Indenture”), between the Company and the Trustee. Capitalized terms used in this Second Supplemental Indenture (the “Second Supplemental Indenture”) and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

WITNESSETH:

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture providing for the issuance of 11 1/2% Senior Discount Notes due 2012 (the “Notes”) of the Company;

WHEREAS, Section 10.10 of the Indenture provides that the Company must furnish to the Holders and file with the Trustee (a) by March 31, 2005, the Company’s audited consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) and as otherwise described in the Indenture along with certain results of operations information for the year ended December 31, 2004 and (b) by May 15, 2005, the Company’s unaudited consolidated financial statements prepared in accordance with GAAP and as otherwise described in the Indenture along with certain results of operations information for the quarter ended March 31, 2005 (collectively, the “Prior Financials”);

WHEREAS, the Company did not furnish to the Holders and file with the Trustee the Prior Financials within the time periods prescribed in Section 10.10 of the Indenture;

WHEREAS, the Company received the requisite consent of the Holders to waive the Company’s obligation to furnish to the Holders and file with the Trustee the Prior Financials through and including November 12, 2005 and any Default or Event of Default under the Indenture arising therefrom;

WHEREAS, Section 10.10 of the Indenture further provides that the Company must furnish to the Holders and file with the Trustee (a) by November 12, 2005, subject to certain exceptions, the Company’s unaudited consolidated financial statements prepared in accordance with GAAP and as otherwise described in the Indenture along with certain results of operations information for the quarter ended June 30, 2005 (the “Second Quarter Financials”) and (b) by November 15, 2005, the Company’s unaudited consolidated financial statements prepared in accordance with GAAP and as otherwise described in the Indenture along with certain results of operations information for the quarter ended September 30, 2005 (the “Third Quarter Financials” and together with the Prior Financials and Second Quarter Financials, the “Financials”);

WHEREAS, the Company believes that it will not be able to furnish to the Holders and file with the Trustee the Prior Financials and the Second Quarter Financials by November 12, 2005 and believes that it will not be able to furnish to the Holders and file with the Trustee the Third Quarter Financials by November 15, 2005;

WHEREAS, Section 5.13 of the Indenture provides that the Holders of not less than a majority of the aggregate principal amount at Stated Maturity of the Outstanding Notes may on behalf of the Holders of all the Notes waive certain past defaults under the Indenture and their consequences (including, without limitation, Defaults arising with respect to the obligations set forth in Section 10.10 of the Indenture);

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may, with the consent of the Holders of not less than a majority of the aggregate principal amount at Stated Maturity of the Outstanding Notes, amend certain provisions of the Indenture (including, without limitation, Section 10.10 of the Indenture);

WHEREAS, the Company has solicited consents from the Holders of the Notes upon the terms and subject to the conditions set forth in the Consent Letter, dated

November 7, 2005, as the same may be amended, supplemented or modified (the “Consent Solicitation”), subject to certain conditions, in favor of a proposed waiver and amendment of certain provisions of the Indenture (the “Waiver and Amendment”),which would: (a) waive the past Defaults arising with respect to the Company’s obligations to furnish to the Holders and file with the Trustee the Prior Financials through and including February 13, 2006 and any Default or Event of Default under the Indenture arising therefrom; (b) amend Section 10.10(2) of the Indenture to extend the deadline for furnishing to the Holders and filing with the Trustee the Second Quarter Financials and the Third Quarter Financials through and including February 13, 2006; (c) amend the second proviso of Section 10.12(a) of the Indenture to allow the Company’s wholly-owned subsidiary, Atrium Companies, Inc. (“ACI”), and its restricted subsidiaries to incur indebtedness and issue preferred stock under Section 10.12(a) of the Indenture (i) initially, solely to the extent that on the date of any such incurrence or issuance and immediately after giving pro forma effect thereto and the use of proceeds thereof (in accordance with the definition of “Consolidated Leverage Ratio” in the Indenture) ACI’s Consolidated Leverage Ratio (as defined in the Indenture) is less than or equal to 4.25:1.00 rather than 4.75:1.00 and, (ii) once the Financials are furnished to the Holders and filed with the Trustee, less than or equal to 4.50:1.00; (d) amend Section 10.12(b)(i) of the Indenture to allow the Company and its restricted subsidiaries to incur indebtedness pursuant to the Credit Agreement (as defined below), as amended, supplemented or otherwise modified, in an amount not to exceed $375.0 million rather than $475.0 million; (e) amend Section 10.12(b) of the Indenture to remove the $25.0 million general indebtedness basket described in Section 10.12(b)(iv) of the Indenture; (f) amend Section 10.14(a)(3) of the Indenture to provide that the Company and its restricted subsidiaries cannot make any restricted payments under Section 10.14(a) of the Indenture until the Company’s consolidated leverage ratio is less than or equal to 4.75:1.00 at which time the amount available for restricted payments under Section 10.14(a)(3) of the Indenture shall be reset to zero; (g) amend Section 10.14(b) of the Indenture to eliminate the $20.0 million restricted payments basket described in Section 10.14(b)(x) of the Indenture until the Company’s consolidated leverage ratio is less than 4.75:1.00; provided that the amendments described in clauses (c), (d) and (e) above will cease to have operative effect (and the original provisions that were amended by such sections shall again be in full force and effect as if not so amended) on the earlier of December 15, 2007 or the date the Company’s consolidated leverage ratio is less than or equal to 5.00:1.00; and (h) amend Section 1.01 of the Indenture to add a definition of “Company’s Consolidated Leverage Ratio”, which shall be substantially similar to the definition of “Consolidated Leverage Ratio” therein, except it will measure the ratio for the Company and its restricted subsidiaries rather than ACI and its restricted subsidiaries;

WHEREAS, the Company has received and delivered to the Trustee the requisite consents to effect the Waiver and Amendment under the Indenture;

WHEREAS, ACI has represented to the Trustee that (a) it has entered into (i) a Waiver and Amendment, dated as of November 10, 2005, to that certain Credit Agreement, dated as of December 28, 2004 (the “Credit Agreement”), by and among ACI, the Company, the Guarantors named therein, the Lenders thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., UBS Securities LLC, Antares Capital Corporation, Citicorp North America, Inc. and General Electric Capital Corporation, pursuant to which such lenders waived certain events of default under the Credit Agreement and amended certain terms of the Credit Agreement and (ii) a Waiver, dated as of November 10, 2005, among Atrium Funding Corporation, ACI, Fairway Finance Company, LLC (as successor to Fairway Finance Corporation) and Harris Nesbitt Corp. (f/k/a BMO Nesbitt Burns Corp.), pursuant to which such parties waived certain events of default under the Receivables Purchase Agreement, dated as of July 31, 2001, among Atrium Funding Corp., ACI, Fairway Finance Corporation and BMO Nesbitt Burns Corp., and (b) the waivers included in the aforementioned agreements will expire on February 10, 2006, subject to early termination under certain circumstances;

WHEREAS, the Company has been authorized by a resolution of its Board of Directors to enter into this Second Supplemental Indenture; and

WHEREAS, all other acts and proceedings required by law, by the Indenture and the certificate of incorporation and by-laws of the Company to make this Second

Supplemental Indenture a valid and binding agreement of the Company for the purposes expressed herein, in accordance with its terms, have been duly done and performed;

NOW THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, and for the equal and proportionate benefit of the Holders of the Notes, the Company and the Trustee hereby agree as follows:

Article I.

Waiver of Past Defaults

1.1          The Trustee acknowledges that the Holders of not less than a majority in aggregate principal amount at Stated Maturity of the Outstanding Notes have, to the extent set forth in the Consent Letter, waived, through and including February 13, 2006, (a) the Company’s obligations to furnish to the Holders and file with the Trustee the Prior Financials pursuant to Section 10.10 of the Indenture and (b) any Defaults or Events of Default under the Indenture, in each case arising from the Company’s inability to furnish to the Holders and file with the Trustee the Prior Financials pursuant to Section 10.10 of the Indenture.

Article II.

Amendment to the Indenture

2.1	Amendment of Section 1.01.

(a)          Section 1.01 of the Indenture is hereby amended to include the following new terms in alphabetical order with the other terms appearing within Section 1.01:

“Company’s Consolidated Leverage Ratio” means as of any date of determination the ratio of (i) the aggregate principal amount of the Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis as of the date of Incurrence, to (ii) Consolidated Cash Flow of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination and as to which financial statements are available; provided however, that

(1) if since the beginning of such period the Company or any of its Restricted Subsidiaries shall have made any Asset Disposition, Consolidated Cash Flow for the Company for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated Cash Flow (if negative) attributable thereto for such period;

(2) if since the beginning of such period the Company or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Asset Acquisition, Consolidated Cash Flow for the Company for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Asset Acquisition occurred on the first day of such period; and

(3) if since the beginning of such period any Person that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Asset Disposition or Asset Acquisition that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company or a Restricted Subsidiary of the Company during such period, Consolidated Cash Flow for such period for the Company shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Asset Acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Asset Acquisition, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with GAAP and Regulation S-X under the Securities Act, to the extent applicable, and may take into account such reasonable additional expense synergies and other adjustments determined, in each case, in good faith by a responsible financial or accounting officer of the Company.

“Financials” means, collectively, the Prior Financials, the Second Quarter Financials and Third Quarter Financials.

“Third Quarter Financials” means the Company’s unaudited consolidated financial statements along with certain results of operations information for the quarter ended September 30, 2005 required to be provided pursuant to Sections 10.10(2)(x) and 10.10(2)(y).”

(b)          Section 1.01 of the Indenture is hereby amended to delete the definition of “A/R Waiver” in its entirety and insert in its place the following definition:

“A/R Waiver” means the Waiver, dated as of November 10, 2005, among Atrium Funding Corporation, ACI, Fairway Finance Company, LLC (as successor to Fairway Finance Corporation) and Harris Nesbitt Corp. (f/k/a BMO Nesbitt Burns Corp.), pursuant to which such parties waived certain events of default under the Receivables Purchase Agreement, dated as of July 31, 2001, among Atrium Funding Corp., ACI, Fairway Finance Corporation and BMO Nesbitt Burns Corp.

(c)          Section 1.01 of the Indenture is hereby amended to delete the definition of “Lender Extension Waivers” in its entirely and insert in its place the following definition:

“Lender Extension Waivers” means (1) the Waiver and Amendment, dated as of November 10, 2005, to that certain Credit Agreement, dated as of December 28, 2004 (the “Credit Agreement”), by and among ACI, the Company, the Guarantors named therein, the Lenders thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., UBS Securities LLC, Antares Capital Corporation, Citicorp North America, Inc. and General Electric Capital Corporation, pursuant to which such lenders waived certain events of default under the Credit Agreement and amended certain terms of the Credit Agreement and (2) the A/R Waiver.

2.2          Amendment of Section 5.01. Section 5.01 of the Indenture is amended by adding a new Section 5.01(p) and deleting Sections 5.01(m), (n) and (o) in their entirety and replacing them with the following:

“(m)       the Company fails to furnish without cost to each Holder and file with the Trustee the Prior Financials on or before 5:00 p.m. New York City time on February 13, 2006; or

(n)          if at any time after November 12, 2005 and prior to February 10, 2006, (i) a Lender Extension Waiver Termination Date occurs and (ii) the Company has not furnished without cost to each Holder and filed with the Trustee the Prior Financials on or before such Lender Extension Waiver Termination Date; or

(o)          the Company fails to furnish without cost to each Holder and file with the Trustee the Second Quarter Financials on or before 5:00 p.m. New York City time on February 13, 2006; or

(p)          the Company fails to furnish without cost to each Holder and file with the Trustee the Third Quarter Financials on or before 5:00 p.m. New York City time on February 13, 2006.”

2.3          Amendment of Section 10.10(2). Section 10.10 of the Indenture is amended by deleting the last word in the first sentence of Section 10.10(2) and replacing it with the following: “time;

provided, however, that, notwithstanding anything to the contrary in this Section 10.10, for the fiscal quarters ended June 30, 2005 and September 30, 2005, respectively, the Company shall furnish without cost to each Holder and file with the Trustee the Second Quarter Financials and Third Quarter Financials on or prior to 5:00 p.m. New York City time on February 13, 2006; provided further, that if at any time after November 12, 2005 and prior to February 10, 2006, a Lender Extension Waiver Termination Date occurs, the Company shall immediately furnish without cost to each Holder and file with the Trustee the Second Quarter Financials and the Third Quarter Financials.”

2.4          Amendment of Section 10.12(a). Subject to Section 3.2 of this Second Supplemental Indenture, Section 10.12(a) of the Indenture is amended by deleting the second proviso in its entirety and replacing it with the following:

“provided further that ACI and any of its Restricted Subsidiaries may Incur Indebtedness and issue Preferred Stock under this paragraph (i) prior to furnishing to the Holders and filing with the Trustee the Financials, solely to the extent that, in each case, on the date thereof and immediately after giving pro forma effect thereto and the use of proceeds thereof (in accordance with the definition of “Consolidated Leverage Ratio”), ACI’s Consolidated Leverage Ratio is less than or equal to 4.25:1.00 and (ii) after furnishing to the Holders and filing with the Trustee the Financials, solely to the extent that, in each case, on the date thereof and immediately after giving pro forma effect thereto and the use of proceeds thereof (in accordance with the definition of “Consolidated Leverage Ratio”), ACI’s Consolidated Leverage Ratio is less than or equal to 4.50:1.00.”

2.5          Amendment of Section 10.12(b)(i). Subject to Section 3.2 of this Second Supplemental Indenture, Section 10.12(b)(i) of the Indenture is amended by deleting the reference to “$475.0” and replacing it with “$375.0.”

2.6          Amendment of Section 10.12(b)(iv). Subject to Section 3.2 of this Second Supplemental Indenture, Section 10.12(b)(iv) of the Indenture is deleted in its entirety.

2.7          Amendment of Section 10.14(a)(3). Section 10.14(a)(3) of the Indenture is amended by adding the following paragraph at the end:

“Notwithstanding the forgoing clauses (A) through (D), neither the Company nor any of its Restricted Subsidiaries shall make any Restricted Payments under this Section 10.14(a) until the first time after November 11, 2005 that the Company’s Consolidated Leverage Ratio as of the end of the then most recently completed four quarter fiscal period is less than or equal to 4.75:1.00, at which time the amount available for Restricted Payments under this Section 10.14(3) shall be reset to zero and shall again begin to be calculated commencing on the first day of the fiscal quarter immediately following such four quarter fiscal period.”

2.8          Amendment of Section 10.14(b)(x). Section 10.14(b)(x) of the Indenture is amended by adding the following proviso at the end:

“; provided that the Company’s Consolidated Leverage Ratio is less than 4.75:1.00 at such time after November 11, 2005 as the Company or any Restricted Subsidiary makes its first Restricted Payment pursuant to this clause (x).”

Article III.

Effectiveness and Termination

3.1          Effectiveness of this Second Supplemental Indenture. This Second Supplemental Indenture is entered into pursuant to and consistent with Section 9.02 of the Indenture, and nothing herein shall constitute a waiver, amendment, modification or deletion of the Indenture requiring the approval of each Holder of Notes affected thereby pursuant to clauses (a) through (k) of Section 9.02 of the Indenture. Upon the execution of this Second Supplemental Indenture by the Company and the Trustee, the Indenture shall be amended and supplemented in accordance herewith, and this Second Supplemental Indenture shall form a part of the Indenture for all purposes and each Holder shall be bound thereby.

3.2          Termination Date of Certain Amendments. On the earlier of (i) December 15, 2007 and (ii) such date after November 11, 2005 on which the Company’s Consolidated Leverage Ratio is first less than or equal to 5.00:1.00, the amendments to the Indenture set forth in Sections 2.4, 2.5 and 2.6 of this Second Supplemental Indenture shall immediately cease to have any further force and effect and the original provisions that were amended by such Sections shall again be in full force and effect as if not so amended.

Article IV.

Miscellaneous

4.1          Continuing Effect of the Indenture. Except as expressly provided herein, all of the terms, provisions and conditions of the Indenture and the Notes outstanding thereunder shall remain in full force and effect.

4.2          Reference and Effect on the Indenture. On and after the Acceptance, each reference in the Indenture to “the Indenture,” “this Indenture,” “hereunder,” “hereof” or “herein” shall mean and be a reference to the Indenture as supplemented by this Second Supplemental Indenture, unless the context otherwise requires.

4.3          Trust Indenture Act Controls. If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with another provision of this Second Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended, as in force at the date this Second Supplemental Indenture is executed, the provision required by said Act shall control.

4.4          Governing Law. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

4.5          Separability.    In case any provision of this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

4.6          Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

4.7          Trustee. The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first written above.

ACIH, INC.

By /s/ Philip J. Ragona

Name: Philip J. Ragona
Title: Senior Vice President & General
Counsel

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By /s/ Sandra Spivey

Name: Sandra Spivey
Title: Vice President